Commission File Number 001-31914

EXHIBIT 99.1

Announcement on the Resolutions of the Twelfth Meeting of the Seventh Session of the

Board of Directors of China Life Insurance Company Limited

The twelfth meeting (the “Meeting”) of the seventh session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on May 25, 2022 by means of written review and telecommunicating voting. The directors were notified of the Meeting by way of a written notice dated May 19, 2022. All of the Company’s nine directors attended the Meeting. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association of the Company and Rules of Procedures for the Board of Directors of the Company.

The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal regarding Adjustment to the Composition of the Special Committees under the Seventh Session of the Board

As an adjustment to working arrangements, Wang Junhui, non-executive director of the Company, shall serve as a member of the Nomination and Remuneration Committee; Yuan Changqing, non-executive director of the Company, shall no long serve as a member of the Nomination and Remuneration Committee. After such adjustment, the Nomination and Remuneration Committee will be comprised of Tangxin and Lam Chi Kuen, independent directors of the Company, and Wang Junhui, non-executive director of the Company. Mr. Tang Xin will serve as the Chairman.

Voting result: 9 for, 0 against, with no abstention

2.	Proposal on the Solvency Stress Testing Report for the Year of 2021

Voting result: 9 for, 0 against, with no abstention

3.	Proposal on the Asset and Liability Management Report of the Company for the Year of 2021

Voting result: 9 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

May 25, 2022

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